PROSPECTUS SUPPLEMENT NO. 1	Filed pursuant to Rule 424(b)(3)
(to Prospectus dated October 28, 2005)	Registration No. 333-121779

$140,000,000

5¼% Convertible Senior Notes due 2011 and the
Common Stock Issuable Upon Conversion of the
5¼% Convertible Senior Notes due 2011
____________________

This prospectus supplement no. 1 supplements the prospectus dated October 28, 2005, relating to the resale by the selling securityholders listed below of 5¼% Convertible Senior Notes due 2011 of McMoRan Exploration Co., and the shares of common stock of McMoRan Exploration Co. issuable upon the conversion of the notes. The table below supplements and, to the extent inconsistent with, amends the table appearing in the section entitled “Selling Securityholders” beginning on page 44 of the prospectus. You should read this prospectus supplement no. 1 together with the prospectus dated October 28, 2005. To the extent a selling securityholder is listed both in the table below and in the table appearing in the prospectus, the information set forth below regarding that selling securityholder supercedes the information set forth in the prospectus.

The number of shares of our common stock shown in the table below assumes conversion of the full principal amount of notes held by such holder at the initial conversion rate of 60.3318 shares of common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment upon the occurrence of certain events (see “Description of the Notes - Conversion Rights” in the prospectus). Accordingly, the shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes; instead, cash will be paid in lieu of any fractional shares based upon the market price of our common stock on the last trading day before the date of conversion. As of December 31, 2005, we had 24,694,417 shares of our common stock outstanding.

The information in the table below is based on information provided by or on behalf of the selling securityholders as of the date of this prospectus supplement no. 1. The selling securityholders identified below may have sold, transferred or otherwise disposed of some or all of their notes in transactions exempt from the registration requirements of the Securities Act of 1933 since the date on which the information in the table was provided to us and without informing us of such sales. Because the selling securityholders may offer all or some portion of the notes or the common stock to be offered by them, we cannot estimate the amount of any sales.

Investing in the notes involves significant risks that are described in the “Risk Factors” section beginning on page 9 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

Name	Principal Amount At Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding(a)	Number of Shares of Common Stock That May Be Sold	Percentage of Common Stock Outstanding(b)

Aristeia Partners LP (c)	$776,000	*	46,817	0.19%
SG Americas Securities, LLC (d)	$10,310,000	7.36%	622,021	2.46%
The Northwestern Mutual Life
Insurance Company -
General Account (e)	$5,700,000	4.07%	343,891	1.37%
The Northwestern Mutual Life
Insurance Company - Group
Annuity Separate Account (f)	$300,000	*	18,099	0.07%

Total (g)	$140,000,000	100.00%	8,446,455	25.49%

*	Less than 1%.

(a)	Based on total notes outstanding in the aggregate principal amount of $140 million.

(b)
Calculated based upon 24,694,417 shares of common stock outstanding as of December 31, 2005. In calculating the percentage for each securityholder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that securityholder’s notes, but we did not assume conversion of any other securityholder’s notes.

(c)	Aristeia Advisors LLC is the general partner for Aristeia Partners LP. Aristeia Advisors LLC is jointly owned by Anthony Fascella, Kevin Toner, Robert H. Lynch Jr. and William R. Techar.

(d)
The selling securityholder is a registered broker-dealer. The registrable securities were acquired in the ordinary course of business and not as compensation for investment banking services. Accordingly, the selling securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act under the interpretations of the Securities and Exchange Commission.

(e)
The selling securityholder is an affiliate of a registered broker dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Northwestern Investment Management Company, LLC (“NIMC”) is the investment advisor to Northwestern Mutual for its General Account with respect to the Registrable Securities. NIMC therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio which holds the Registrable Securities and therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. However, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the “Act”), the immediately preceding sentence shall not be construed as an admission that Mr. Baier is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(f)
The selling securityholder is an affiliate of a registered broker dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Northwestern Investment Management Company, LLC (“NIMC”) is the investment advisor to Northwestern Mutual for its Group Annuity Separate Account with respect to the Registrable Securities. NIMC therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio which holds the Registrable Securities and therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. However, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the “Act”), the immediately preceding sentence shall not be construed as an admission that Mr. Baier is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(g)
Information about other selling securityholders is set forth in the original prospectus and will be set forth in additional prospectus supplements or amendments to the prospectus, if required. The sum of the listed principal amounts of notes beneficially owned by the selling securityholders named in the prospectus and supplement thereto may not equal the aggregate amount of notes offered by the prospectus as a result of selling securityholders having sold, transferred or otherwise disposed of some or all of their notes in transactions exempt from the registration requirements of the Securities Act of 1933 since the date on which the information in the above table was provided to us and without informing us of such sales. In no event will the aggregate principal amount of notes offered by the prospectus exceed $140,000,000.

The date of this prospectus supplement no. 1 is January 12, 2006.